Exhibit 3.1

THE MARCUS CORPORATION

AmendmentS to BY-LAWS

Section 2.01 of Article II of the Company’s By-Laws has been amended to read in its entirety as follows (deletions are indicated with strikethroughs; additions are indicated by underlining):

2.01         Annual Meeting. The annual meeting of the shareholders (the “Annual Meeting”) shall be held on such day in ~~September~~April or ~~October~~May of each year as may be designated by or under the authority of the Board of Directors, or at such other time and date as may be fixed by resolution of the Board of Directors. In fixing a meeting date for any Annual Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of its business judgment. At each Annual Meeting, the shareholders shall elect that number of directors equal to the number of directors whose term expires at the time of such meeting. At any such meeting, only other business properly brought before the meeting in accordance with Section 2.14 of these bylaws may be transacted. If the election of directors shall not be held on the date designated herein, or fixed as herein provided, for any Annual Meeting, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders (a “Special Meeting”) as soon thereafter as is practicable.

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